FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

13 November 2009

HSBC AGREES
SALE
 OF
8 CANADA SQUARE

HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, has agreed the sale of
8 Canada Square
,
Canary

Wharf
,
London
 to the National Pension Service of Korea ('NPS') for £772.5 million in cash. As a result of the transaction, a gain of approximately £350 million will be recognised in HSBC's income statement on completion, expected to be before 31 December 2009
.

NPS,

through a wholly-owned subsidiary, NPS 8CS Holdings Sarl,

will purchase HSBC's 100 per cent shareholding in Project Maple II B.V., the sole asset of which is the 998-year leasehold interest in 8 Canada Square. Under the terms of the agreement, HSBC will retain full control of occupancy for the remaining 17.5 years of the existing 20 year leaseback period at a current rent of £46 million per annum
.

Ken Harvey, HSBC's Chief Technology and Services Officer, said: "We actively manage our global real estate portfolio in accordance with the needs of our businesses and in the interests of our shareholders, and we are delighted the National Pension Service of Korea, one of
Asia
's largest sovereign investors, will be our new landlord."

HSBC originally entered into a sale and leaseback of
8 Canada Square
 in May 2007 for £1.09 billion. In December 2008, HSBC took back ownership of the building for £838 million
,
 resulting in a gain of approximately £250 million
.

Media enquiries to:

Patrick McGuinness	+44 (0) 20 7991 0111	patrickmcguinness@hsbc.com
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Notes to editors:

1. Photographs

Photographs of HSBC's head office building at
8 Canada Square
 are available from the above contacts or can be downloaded from the Group's website at www.hsbc.com.

2.
8 Canada Square
Construction of
8 Canada Square
 began in 1999. HSBC began occupation in 2002 and completed occupancy in 2003. It rises
210 metres or 700 feet above ground; there are 44 storeys above ground and four storeys below ground (excluding the ground floor). The current configuration of 1.1million square feet of internal space can accommodate up to 8,500 staff. There are 45,000 square metres, 4,900 panels and 192 curved panels of glass within the structure of the headquarters. The roof has
617 square metres of solar photovoltaic panels to generate green electricity.

CB Richard Ellis Limited and Linklaters LLP acted for HSBC, and JP Morgan Asset Management and Berwin Leighton Paisner acted for NPS in this transaction.

3. National Pension Service of
Korea
The National Pension Service was established in 1987 to contribute to people's stable life by collecting contributions and paying pension benefits for the insured people or their dependents in preparation for retirement or unexpected risks such as disability and death. The National Pension Service operates the national pension scheme, with a pension fund of about KRW
270.1
 trillion (as of
September
 2009), and
 implements welfare programmes for the insured persons and pensioners. It currently employs about 4,900 people in its headquarters, Fund Management Centre, the National Pension Research Centre, the Social Insurance Information Portal Centre, 91 regional offices, 5 consolidated support service centres and 22 field offices.

4. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  13 November, 2009